Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: May 28, 2021

Wejo To Become a Publicly Listed Company Announcement:

Frequently Asked Questions

What was announced today?

•	Wejo has announced our intent to become a publicly traded company through a business combination with Virtuoso Acquisition Corp. (NASDAQ: VOSO)
•	Virtuoso is a special purpose acquisition company (SPAC)
•	The business combination will result in Wejo becoming a publicly listed company in the US.
•	After accounting for changes in our balance sheet resulting from the transaction, also known as “pro forma basis”, our implied equity value is approximately $1.1 billion.
•	The transaction is expected to close in H2 2021, at which point Wejo will be a public company.

Who is Virtuoso?

•	Virtuoso is a like-minded investor that understands our vision.
•	Virtuoso is a Special Purpose Acquisition Company (“SPAC”) formed for the purpose of bringing a company public via a SPAC transaction process.
•	By way of going public via this SPAC transaction, Virtuoso and Wejo will merge upon its completion at which point in time Wejo will become a publicly traded company.
•	Today Wejo formally announced this business combination with Virtuoso and going forward from completion this will give Wejo the necessary capital to fund Wejo’s growth.Virtuoso is led by Chief Executive Officer Jeffrey D. Warshaw and Chief Financial Officer Michael O. Driscoll. Sam Hendel is a Director.
•	Jeff and Mike are CEO, co-founder and CFO, co-founder, respectively, of Connoisseur Media and Sam is a co-founder of Dataminr, giving him deep expertise in the criticality of data and underscoring the excitement Virtuoso has for our company’s potential.

What is Virtuoso’s role going forward?

•	Virtuoso’s role is to help bring Wejo public.
•	After our business combination with Virtuoso closes and Wejo becomes a public company, Virtuoso will dissolve.
•	Day-to-day running of Wejo will continue as before becoming a public company.
•	There will be no management changes within Wejo. Richard Barlow and John Maxwell will remain CEO and CFO respectively.

What are our plans with the new capital raised via the SPAC?

This growth capital more than funds our five-year plan, including the following:

•	Acceleration of OEM onboarding to increase our data supply which will strengthen our leadership position in the market, our ability to become the industry standard and enable us to build new products.
•	Roll out of new products to generate demand in new marketplaces, build out infrastructure for SaaS offerings for Tier 1s and OEMs .
•	Geographic expansion, including continued expansion in Europe and Asia, further build out of our footprint in North America and beyond.

Why are Palantir and GM mentioned in the Press Release?

•	Palantir and GM have agreed to invest in Wejo as part of this transaction, providing us with capital and, importantly, validation of our vision, potential and industry leadership.
•	We are thrilled to have them as strategic partners, and their expertise will be invaluable as we continue to grow.
•	No other company in our space can claim such an endorsement from such high caliber experts in both data and in automotive.

Does a US listing mean we going to be headquartered in the US?

•	No, in fact we plan on expanding our operations in the UK in addition to building out our presence in the US, fueled by the growth capital from our public listing.
•	Our headquarters will remain in the UK.
•	We will be listed in the US as this transaction structure provides us the best path forward to obtain capital for our growth aspirations, but that is different than our headquarter location or our operational footprint.

Will my job change?

•	As a fast-growing company, we’re all used to rapidly changing environments, and going public is meant to accelerate our growth.
•	We are committed to transparency, and we will keep employees up to date on relevant details and major milestones as we have information to share, but for right now nothing should change in your day-to-day and it is important that we all continue to focus on our responsibilities and achieving our objectives.

What does this mean for employee equity?

•	We will be providing updates directly to employees regarding equity.
•	We will also be offering guidance from an independent financial services firm.
•	More information will be available in the coming weeks.

What information can I share about this transaction?

•	It is essential that all staff follow communications guidelines.
•	The transaction is public knowledge and in the media.
•	As a general rule, do not publicize the transaction on your social media channels.
•	If you are asked for information from any third party, such as a journalist, an analyst, or another company, decline to comment and refer the query to Nick Goode directly.
•	Please consult the communications guidelines for more information.
•	If you have any questions or need to raise any issues regarding communications, please contact Nick Goode directly Nick.goode@wejo.com

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained on Form S-4 (the “Form S-4”), including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.